RUBICON MINERALS ANNOUNCES

$75 MILLION BOUGHT DEAL FINANCING

Toronto: October 22, 2009 – Rubicon Minerals Corporation (the “Company”) announces that it has entered into an agreement whereby certain underwriters have agreed to purchase, on a bought deal basis, 16,500,000 common shares (the “Shares”) of the Company at a price of $4.55 per Share, for aggregate gross proceeds of $75,075,000.  The Underwriters will also have the option, exercisable in whole or in part at any time up to 30 days after the closing of the offering, to purchase up to an additional 2,475,000 Shares.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be $86,336,250.

The Company plans to use the net proceeds from the offering to advance the development of the Phoenix Gold Project, working capital and general corporate purposes.  “Based on positive results to date from the F2 Gold Zone, Rubicon has taken a close look at its objectives for next year and proposes an aggressive program of at least 120,000 metres of drilling on the zone including securing underground access to parts of the F2 gold system.  It is thus both necessary and prudent to supplement our current treasury to ensure that we maximize the potential of the F2 Gold Project,” said David Adamson, President and CEO of Rubicon.

The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada (other than the Province of Quebec) pursuant to National Instrument 44-101 Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on or about November 12th, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

This press release is not an offer or a solicitation of an offer of common shares for sale in the United States.  The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein, including the use of proceeds, is “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Generally, these forward-looking statements or information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under risk factors in the Company’s current Annual Information Form and management discussion and analysis.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

RUBICON MINERALS CORPORATION

“David W. Adamson”
President and Chief Executive Officer

For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.